SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Domestic Load Factor Reached 76.8% in April and Supply Reduced by 5% Year over Year

São Paulo, May 14, 2014 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America announces its preliminary air traffic figures for April 2014.

OPERATING DATA	April 2014(*)	April 2013	Chg.%	Jan-Apr 2014(*)	Jan-Apr 2013	Chg.%
Total System						(YoY)
ASK (mm)	3,918.3	4,051.4	-3.3%	16,447.0	16,380.7	0.4%
RPK (mm)	2,980.4	2,700.9	10.3%	12,519.7	10,992.4	13.9%
Load Factor	76.1%	66.7%	9.4 p.p	76.1%	67.1%	9.0 p.p
Domestic Market
ASK (mm)	3,446.4	3,626.5	-5.0%	14,521.9	14,523.9	0,0%
RPK (mm)	2,648.2	2,455.1	7.9%	11,150.0	9,870.2	13.0%
Load Factor	76.8%	67.7%	9.1 p.p	76.8%	68.0%	8.8 p.p
International Market
ASK (mm)	471.8	424.9	11.0%	1,925.1	1,856.8	3.7%
RPK (mm)	332.2	245.7	35.2%	1,369.7	1,122.2	22.0%
Load Factor	70.4%	57.8%	12.6 p.p	71.1%	60.4%	10.7 p.p

 (*) April 2014 – preliminary figures; other figures – National Civil Aviation Agency (ANAC) figures

Domestic Market

Demand for seats increased by 7.9% in April, accompanied by a 9.1 percentage point increase in the load factor to 76.8%, the highest April figure since 2006. The result reflects the Company’s new load factor level. On the eve of Easter Holiday, GOL transported 140,990 passengers, a record for a single day.

GOL reduced its domestic supply by 5.0%, partially due to the expansion of the GOL+ product in April. Under the new configuration, the B737-800 NGs will have 177 seats and the B737-700 NGs 138 seats. At the end of April, 80 aircraft were equipped with the new configuration.

International Market

Seat supply increased by 11.0%, while demand grew by 35.2%, pushing up the load factor by 12.6 percentage points to 70.4%. The international market result underlines the Company’s strategy of gradually increasing its foreign-currency revenue portion.

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 67 destinations in 15 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.